UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

System1, Inc.

(Name of Issuer)

Class A Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

87200P109

(CUSIP Number)

Christopher Phillips

c/o Just Develop It Limited

Larch House Parklands Business Park

Denmead, Hampshire PO7 6XP

United Kingdom

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 12, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87200P109

1.	Names of Reporting Persons Just Develop It Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization England and Wales

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 20,447,728 shares
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 20,447,728 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,447,728 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 22.6% (1)
14.	Type of Reporting Person (See Instructions) CO

(1)	This percentage is calculated based upon 90,593,904 shares of Class A Common Stock outstanding as of August 12, 2022.

CUSIP No. 87200P109

1.	Names of Reporting Persons Christopher Stephen Phillips
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 20,447,728 shares (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 20,447,728 shares (1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,447,728 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 22.6% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of 20,447,728 shares of Class A Common Stock held directly by Just Develop It Limited (“JDIL”). JDIL’s controlling stockholder is Christopher Phillips and Christopher Phillips is a director of JDIL. Mr. Phillips has voting and dispositive power over the securities held by JDIL, but disclaims beneficial interest in such shares except to any pecuniary interest therein.

(2)	This percentage is calculated based upon 90,593,904 shares of Class A Common Stock outstanding as of August 12, 2022.

Explanatory Note

This Amendment No. 2 amends the Schedule 13D filed with the SEC on February 8, 2022, Accession No. 0001193125-22-031187, as amended on May 5, 2022 (collectively, the “Schedule 13D”) relating to the Class A common stock, par value $0.0001 per share, of the Issuer (“Class A Common Stock”). This Amendment No. 2 is being filed to report a decrease in percentage of beneficial ownership of Class A Common Stock held by the Reporting Persons as a result of the change in the number of outstanding shares of Class A Common Stock. Except as otherwise specified in this Amendment No. 2, all items in the Schedule 13D are unchanged. All capitalized terms used in this Amendment No. 2 and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety effective as of August 12, 2022 to read as follows:

(a)

JDIL holds 20,447,728 shares of Class A Common Stock, and Mr. Phillips is deemed to indirectly beneficially own all of the shares of Class A Common Stock held by JDIL, but disclaims beneficial ownership in these shares except to the extent of any pecuniary interest therein. JDIL’s and Mr. Phillips’ beneficial ownership percentage is approximately 22.6% of the outstanding shares of Class A Common Stock. Calculations of the percentage of the shares of Class A Common Stock beneficially owned is based on 90,593,904 shares of Common Stock outstanding as of August 12, 2022.

(b)	Mr. Phillips has sole voting and dispositive power over the shares held by JDIL, but disclaims beneficial ownership in these shares except to the extent of any pecuniary interest therein.

(c)	The Reporting Persons have not engaged in any transaction with respect to the Class A Common Stock during the sixty days prior to the date of filing of this Amendment No. 2.

(d)

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Class A Common Stock beneficially owned by any of the Reporting Persons other than any pecuniary interests of the securityholders of JDIL.

(e)	Not Applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 17, 2022

JUST DEVELOP IT LIMITED

By:	/s/ Christopher Stephen Phillips
Name: Christopher Stephen Phillips
Title: Director

CHRISTOPHER STEPHEN PHILLIPS

/s/ Christopher Stephen Phillips

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).